

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Ole Jensen
Vice President - Finance and Chief Financial Officer
BMW FS Securities LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

> **Re: BMW FS Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed February 2, 2022**
> **File No. 333-262471**

Dear Mr. Jensen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus
Risk Factors, page 28

1.   To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (Feb. 8, 2010).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-3313 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance